Parker Drilling Company
5 Greenway Plaza, Suite 100
Houston, Texas 77046
August 30, 2010
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	H. Roger Schwall
Assistant Director

Re:	Parker Drilling Company
Registration Statement on Form S-4 (Registration No. 333-167666)
Ladies and Gentlemen:
The undersigned, Parker Drilling Company (the “Registrant”), pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, hereby requests that the effective date of the above referenced Registration Statement on Form S-4 be accelerated to 11:00 a.m. Eastern Time on September 1, 2010, or as soon thereafter as practicable.
The Registrant hereby acknowledges, at the time of this request, that:
•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, PARKER DRILLING COMPANY
By:	/s/ W. Kirk Brassfield
W. Kirk Brassfield
Senior Vice President and Chief Financial Officer

cc:	William S. Anderson Bracewell & Giuliani LLP